UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Keryx Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

492515101
(CUSIP Number)

Lindsay A. Rosenwald, MD
787 Seventh Avenue, 48th Floor
New York, NY 10019
(212) 554-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2004

Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ‘

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

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CUSIP No. 492515101	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lindsay A. Rosenwald, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3 below)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,145,823
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,145,823
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,145,823
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

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This Amendment No. 2 amends the statement on Schedule 13D (as amended by Amendment No. 1 ) previously filed by Dr. Lindsay Rosenwald (the “Reporting Party”) with respect to the shares of Common Stock of Keryx Biopharmaceuticals, Inc. (the “Issuer”).

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended to read as follows:

(a)	As of November 24, 2004, Dr. Rosenwald beneficially owned 3,145,823 Shares or 10.1% of the total amount of Shares outstanding assuming the exercise of all of the securities held by the following:

	Percent	Amount Owned
Dr. Rosenwald	9.1%	2,806,164 Shares
		14,064 warrants to purchase Shares
		25,000 director’s options*
		* Does not include 5,000 director’s options that have not yet vested.
Paramount Capital
Investments, LLC	1.0%	250,485 Shares
		50,110 warrants to purchase Shares

Item 5(c) is hereby amended as follows:

(c)	Set forth below is a list of all trades affected by the Reporting Party in the last sixty days. All such transactions were open market sales by investment funds controlled by the Reporting Party:

Date	Number of Shares	Price
11/9/04	246,304	$11.000
11/17/04	71,000	$13.096
11/18/04	19,500	$12.663
11/19/04	20,800	$12.138
11/22/04	45,000	$11.770
11/23/04	38,300	$11.5067

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2004 New York, NY	By:	/s/ Lindsay A. Rosenwald
Lindsay A. Rosenwald, M.D.

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